Rochdale Structured Claims Fixed Income Fund, LLC

Proxy Results

A joint special meeting of Members of the Fund was held on March 28, 2013 to consider approving Irwin G. Barnet, Esq., Andrew S. Clare, Daniel A. Hanwacker, Jon C. Hunt, Vernon C. Kozlen, Jay C. Nadel, William R. Sweet and James R. Wolford as members of the Board of Managers.

The following table illustrates the specifics of the vote:

	For	Against	Abstain
Units	32,248.51	-	6,745.86